Mail Stop 3561

March 28, 2007

Via U.S. Mail & Facsimile (303) 431-1567
Mr. Neil Cox
Chairman and Chief Financial Officer
Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO 80503

> **Re:** **Tombstone Cards, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed February 27, 2007**
> **File No. 333-138184**

Dear Mr. Cox:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   It appears that your disclosure has not been revised to comply with some of our prior comments. We note, for example, that your disclosure still provides different offering prices for your common shares. As we indicated in our prior comments, since there is currently no public market for your securities, you must set a fixed price at which your securities may be sold until a market for your securities develops. In that regard, we reissue comment 2 from our letter of January 29, 2007. We suggest that your next amendment provide clear, accurate and logical disclosure regarding your company and the offering. Some of our comments below are designed to assist you in that regard.

Cover Page

2.   Please clarify to us what the phrases "for Units" means after "60,000 common Shares underlying Placement Agent Warrants" in the first sentence. In addition, please clarify to us what "at a price of $5.00 per Share" refers to at the end of the first sentence.

3.   You indicate here and in the first paragraph on page 5 under The Offering that you are registering 1,500,000 common shares of selling shareholders and 1,790,000 shares "comprising part of the Units being Registered," for a total of 3,290,000 shares of selling shareholders. However, in the fee chart on page ii you are only registering 3,230,000 shares of common stock by selling shareholders. In addition, you indicate that there are 3,230,000 shares being offered by selling shareholders in the chart on page 5 and elsewhere in the prospectus. Please revise here and throughout your filing to eliminate these discrepancies.

4.   You indicate that you are selling 1,790,000 units, A warrants, and B warrants. However, the selling shareholder chart on page 22 lists only 1,730,000 units, A warrants, and B warrants in each applicable column. Please revise to eliminate this discrepancy or advise.

5.   We note your response to comment 3 from our letter of January 29, 2007, but reissue it, in part. Please remove the phrase, "The price at which the Warrants may be sold cannot be determined," or advise.

Our Company, page 4

6.   We note that you indicate in the second paragraph both that you "have no employees at the present time" and that you "do have employees at the present time, as the three executive officers are salaried employees." To resolve this discrepancy, please consider language describing that you have no employees at the present time other than your three executive officers. Please also disclose here that they contributed their services until recently and only recently began to be compensated.

The Offering, page 5

7.   Please clarify what the "810,000 Share purchase Warrants" are that you refer to in footnote 1.

The regulation of penny stocks, page 9

8.   Please revise this risk factor and its subheading to describe the risks associated with the regulation of penny stocks rather than using a catch-phrase such as "chilling effect."

Our Present and Future Shareholders, page 12

9.   Please explain to us what the 150,000 "Employee" warrants are, as referenced in the chart and footnote 1, and whether they are the same or different than the 150,000 employee options, or revise.

Use of Proceeds, page 14

10.   Please explain to us what the warrants to "Employee/Consultants" refers to in the second paragraph, or revise.

11.   We note the changes you have made in response to comment 9 from our letter of January 29, 2007, but we reissue it, in part. You indicate on page 15 that you will "reduce the allocation of funds raised to the categories shown in Tables II and III" should less than all securities offered be sold, but that you will do so "without setting any priority of usage at this time." However, Tables II and III, and the narrative that follows, appear to set just such priorities. Please revise or explain.

12.   Please explain what the last paragraph of this section means, or revise.

Dilution, page 18

13.   We note your response to comment 10 from our letter of January 29, 2007, but we reissue it, in part. You indicate that shareholders other than your officers and directors purchased 500,000 shares of common stock for $0.01 per share in 2005. However, the chart under Recent Sales of Unregistered Securities in Part II of the registration statement contains only 475,000 common stock purchased by such persons. Please revise to eliminate this discrepancy.

14.   We note that you indicate on the cover page and elsewhere in the filing that the maximum amount you could raise if all warrants and options are exercised is $12,978,500. However, on page 20 you say that it is $13,794,805 "consisting of $12,978,500 from Warrant exercises + $816,305 from earlier investors." Please revise to provide consistent disclosure throughout the filing or advise.

Selling Shareholders, page 20

15.   We note the changes you made in response to comment 11 from our letter of January 29, 2007. Please indicate as a footnote to the chart of selling shareholders the position, office, and any other material relationship which William H. Reilly has had with Tombstone within the past three years. Refer to Item 507 of Regulation S-B.

Plan of Operation, page 37

16.   You indicate on page 38 that you have $600,000 in cash on hand and that this amount "is sufficient to fund our initial capital requirements on a limited budget for a period of twelve months." However, in the Summary of Financial Information chart on page 4 you indicate that you have $727,523 in current assets. In addition, in the risk factor on page 7 that begins "We may have a shortage of working capital," you indicate that you have $725,000 in cash "as of the date of this Registration Statement." Finally, on page 35

under "Capital Requirements," you indicate that your initial capital requirements are projected at $800,000. Please revise here and throughout the prospectus to eliminate these discrepancies.

Executive and Directors Compensation, page 41

17.   Please revise the table to comply with the requirements of Item 402(b) of Regulation SB. Your revised table should include the appropriate columns and it should also be complete. In that regard, it should contain the information you added on page 21 regarding compensation paid in response to comments 17 and 18 from our letter of January 29, 2007.

Recent Sales of Unregistered Securities, page 44

18.   We note that in your response to comment 19 from our letter of January 29, 2007 you indicate that Messrs Stonedahl and Reilly "have employee options of 50,000 and 100,000 shares, respectively." However, you have conflicting disclosure about this fact in your registration statement. The chart here indicates that both exercised their options on August 31, 2006 and now own the shares outright, while the chart on page 5 under "The Offering" lists the 150,000 next to the heading "Maximum Shares Underlying Employee Options," indicating that they are still outstanding.   In addition, the Selling Shareholder chart beginning on page 22 indicates that Mr. Reilly has 100,000 options but Mr. Stonedahl has 50,000 shares. Please revise accordingly.

Signatures, page 48

19.   It is unclear who is signing in the capacity of principal executive officer. Please revise the signature page to provide in parenthesis below each signature the capacity in which each person signs. Refer to Instruction 2 to Form SB-2.

Closing

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile (303) 431-1567
        Michael Littman, Esq.